SECURITIE 04004584 ION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASHINGTON, D.C. 158 SECTION

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SEC FILE NUMBER
8- 50764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

720 Fifth Avenue, 9th Floor
(No and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kikis (212) 231-4101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	New York	NY	10018-7010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18 PS 3/19

OATH OR AFFIRMATION

I, Thomas P. Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

JOANN ARIAS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 41-01DI5014723
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES AUG. 8, 2005

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXX Operations.
- ☒ (d) Statement of XXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in XXXXXXXX Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

ARCADIA SECURITIES LLC

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010

CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Members
Arcadia Securities LLC

We have audited the accompanying statement of financial condition of Arcadia Securities LLC, as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Weinick Sanders Leventhal + Co., LLP

New York, New York
February 5, 2004

ARCADIA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash equivalents	$346,494	
Securities owned, at market value	240,832	
Receivable from clearing broker	751,438	
Office equipment, net of accumulated depreciation of $26,925	5,533	
Other assets	6,553	
Total assets		$1,350,850

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses, and deferred income taxes payable	$ 23,918
Commitment	
Members' equity	1,326,932
Total liabilities and members' equity	$1,350,850

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:		
Commissions	$ 735,875	
Net gain from principal transactions	290,524	
Interest and dividend income	4,459	
Total revenue		$1,030,858
Expenses:		
Communications	40,409	
Compensation, payroll taxes and benefits	117,098	
Registration and regulatory fees	2,479	
Office	41,921	
Occupancy	127,846	
Professional fees	25,351	
Depreciation	4,991	
Floor brokerage, exchange and clearance fees	50,064	
Travel and entertainment	135,359	
Other	26,307	
Unincorporated business taxes	20,785	
Total expenses		592,610
Net Income		$ 438,248

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, beginning of year	$ 888,684
Net income	438,248
Balance, end of year	$1,326,932

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$438,248
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 4,991	
Deferred taxes	1,500	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from clearing dealer	(366,296)	
Securities owned, at market value	25,267	
Other assets	8,835	
Accounts payable and accrued expenses	2,175	
Total adjustments		(323,528)
Net cash provided by operating activities		114,720
Cash flows used in financing activities:		
Bank overdraft		(26,847)
Net increase in cash and cash equivalents		87,873
Cash and cash equivalents - beginning of year		258,621
Cash and cash equivalents - end of year		$346,494

Supplemental Schedule of Cash Flow Information:
Cash paid during the year for:

Income taxes	$ 3,500

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

(b) Used of Estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

(c) Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(d) Concentration of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(f) Securities Transactions:

Securities transactions and related income and expenses are recorded on a trade date basis.

(g) Office Equipment:

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of five years.

(h) Income Taxes:

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. These differences are primarily due to the use of the cash method and the capitalization of start-up expenditures for income tax reporting. Deferred taxes payable was $3,900 at December 31, 2003.

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

NOTE 2 - SECURITIES OWNED, AT MARKET VALUE.

Marketable securities owned at market value consist primarily of U.S. Corporate stocks.

NOTE 3 - NET CAPITAL REQUIREMENT.

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 the Company had net capital of $1,272,179, which was $1,172,179 in excess of its required net capital of $100,000.

NOTE 4 - OFF-BALANCE-SHEET RISK.

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

NOTE 5 - COMMITTMENT.

The Company sub-leases office space on a month-to-month basis, at a monthly rental of $7,430. For the year ended December 31, 2003 occupancy cost including utilities aggregated $127,846.

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Arcadia Securities LLC

Our report on our audit of the basic financial statements of Arcadia Securities LLC for the year ended December 31, 2003 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal + Co., LLP
New York, New York
February 5, 2004

ARCADIA SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total Members' Equity		$1,326,932
Deduct nonallowable assets:		
Office equipment, net	$ 5,533	
Other assets	6,553	
		12,086
Net capital before haircuts on securities		1,314,846
Haircuts on securities:		
Corporate stocks	36,373	
Money market funds	6,294	
		42,667
Net capital		$1,272,179
Aggregate indebtedness: accounts payable, accrued expenses, and deferred income taxes payable		$ 23,918
Computation of basic net capital requirement: Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital)		$ 100,000
Excess net capital		$1,172,179
Percentage of aggregate indebtedness to net capital		
Reconciliation with Company's computation (included in Part II of Form X-17-a-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II unaudited FOCUS report	1,279,975	
Audit adjustment for taxes	7,796	
Net capital per above		$1,272,179

ARCADIA SECURITIES LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

ARCADIA SECURITIES LLC

DECEMBER 31, 2003

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Arcadia Securities LLC
New York, New York

In planning and performing our audit of the financial statements of Arcadia Securities LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Weinick Sanders Leventhal + Co., LLP

New York, New York
February 5, 2004